                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549






                                    FORM 11-K






                               REPORT PURSUANT TO
                         SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934





                       For the Period Ended March 31, 2000




                                   TANDY FUND
                             (full title of Program)


                             RADIOSHACK CORPORATION
                             100 Throckmorton Street
                                   Suite 1800
                             Fort Worth, Texas 76102
           (Name of issuer and address of principal executive offices)

RADIOSHACK CORPORATION
TANDY FUND
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
MARCH 31, 2000

RADIOSHACK CORPORATION
TANDY FUND
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


Report of Independent Accountants.............................................................................      1

Financial Statements:

     Statement of Net Assets Available for Benefits - March 31, 2000 and 1999................................       2

     Statement of Changes in Net Assets Available for Benefits,
        with Fund Information for the Year Ended March 31, 2000...............................................      3

     Notes to Financial Statements............................................................................   4-12


Supplemental Schedules:

     Schedule of Assets Held for Investment Purposes at March 31, 2000.................................    Schedule 1





Schedules required by ERISA not included herein have been omitted, as there were no transactions for the type required to be disclosed in such schedules.

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrative Committee of the Tandy Fund


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits, present fairly, in all material respects, the net assets available for benefits of the Tandy Fund (the "Plan") at March 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended March 31, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
September 25, 2000

RADIOSHACK CORPORATION
TANDY FUND
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                MARCH 31,
                                                       ---------------------------
                                                           2000           1999
                                                       ------------   ------------
                                     ASSETS

Investments (See Note 3)
     Participant-directed                              $332,195,555   $230,515,466
     Company-directed
        RadioShack preferred stock
           Allocated                                    248,820,959    145,379,609
           Unallocated                                   72,693,008     69,134,704
        RadioShack common stock                          70,698,072     47,594,072
        Common stocks                                        27,541         14,994
                                                       ------------   ------------

              Total investments                         724,435,135    492,638,845

Contributions receivable
     Employee                                               441,533        323,980
     Employer                                             2,740,908      2,981,890
                                                       ------------   ------------

              Total assets                              727,617,576    495,944,715
                                                       ------------   ------------

                                   LIABILITIES
Interest payable                                            409,260        637,186
Payable to participants  (See Note 4)                       174,921             --
Notes payable (See Note 2)                               21,173,000     30,845,000
                                                       ------------   ------------

              Total liabilities                          21,757,181     31,482,186
                                                       ------------   ------------

              Net assets available for benefits        $705,860,395   $464,462,529
                                                       ============   ============


    The accompanying notes are an integral part of the financial statements.

RADIOSHACK CORPORATION
TANDY FUND
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended March 31, 2000


                                                             PARTICIPANT DIRECTED      COMPANY DIRECTED
                                                                 INVESTMENTS              INVESTMENTS                TOTAL
                                                             --------------------    --------------------    --------------------
Investment income
     Dividends - participating employer                      $            781,049    $          5,705,406    $          6,486,455
     Dividends - other                                                  9,735,940                      --               9,735,940
                                                             --------------------    --------------------    --------------------

                                                                       10,516,989               5,705,406              16,222,395
                                                             --------------------    --------------------    --------------------

Net appreciation in fair value of securities
     Employer securities                                               70,845,161             152,236,567             223,081,728
     Other securities (see Note 3)                                     24,722,834                  12,547              24,735,381
                                                             --------------------    --------------------    --------------------

                                                                       95,567,995             152,249,114             247,817,109
                                                             --------------------    --------------------    --------------------

Contributions
     Employee                                                          22,040,597                      --              22,040,597
     Employer                                                                  --               6,312,481               6,312,481
                                                             --------------------    --------------------    --------------------

                                                                       22,040,597               6,312,481              28,353,078
                                                             --------------------    --------------------    --------------------

Other additions (deductions)
     Loans and repayments (including interest), net                      (159,740)                159,740                      --
     Other                                                                (90,126)                (13,593)               (103,719)
                                                             --------------------    --------------------    --------------------

                                                                         (249,866)                146,147                (103,719)
                                                             --------------------    --------------------    --------------------

Total                                                                 127,875,715             164,413,148             292,288,863

Less:
     Withdrawals and termination payments                              26,252,994              22,610,370              48,863,364
     Interest expense                                                          --               2,027,633               2,027,633
                                                             --------------------    --------------------    --------------------

Net increase (decrease) in plan assets                                101,622,721             139,775,145             241,397,866

Net assets available for benefits - beginning of year                 230,839,446             233,623,083             464,462,529
                                                             --------------------    --------------------    --------------------

Net assets available for benefits - end of year              $        332,462,167    $        373,398,228    $        705,860,395
                                                             ====================    ====================    ====================

    The accompanying notes are an integral part of the financial statements.

RADIOSHACK CORPORATION
TANDY FUND
NOTES TO FINANCIAL STATEMENTS


1.     DESCRIPTION OF PLAN:

       The following description of the Tandy Fund (the "Plan") provides only general information. Participants should refer to the summary Plan description, which also constitutes the Plan's prospectus, or the Plan document for a more complete description of the Plan's provisions.

       GENERAL

       The Plan is a defined contribution plan covering employees of RadioShack Corporation, its divisions and subsidiaries ("the Company" or "RadioShack") who will have completed at least one year of service, of not less than 1,000 hours in the following calendar quarter. The Tandy Fund is an individual account plan with multiple, participant-directed investment options which is intended to comply with the Employee Retirement Income Security Act of 1974 ("ERISA") Section 404(c).

       The Plan is subject to Titles I and II of ERISA relating to the protection of employee benefit rights and amendments to the Internal Revenue Code, respectively, but is not subject to Title IV, relating to plan termination insurance coverage.

       As of March 31, 2000 and 1999, there were 11,804 and 11,104 employees of the Company participating in the Plan and 19,640 and 18,361 employees eligible to participate, respectively.

       PLAN TRUSTEE

       The Company's Board of Directors has appointed Putnam Fiduciary Trust Company ("Putnam") as the Plan's trustee.

       METHODS OF OPERATION

       The Tandy Fund is a defined-contribution plan consisting of a Company-directed portion (which includes an ESOP) and a participant-directed portion.

       The ESOP portion of the Plan is comprised of three accounts: the "Suspense" account, the "Preferred Stock" account and the "Profit Sharing" account. The "Profit Sharing" account was included with the ESOP portion of the Plan effective January 1, 1999.

       The "Suspense" account had an original unallocated share account, which consisted of 100,000 shares of RadioShack Corporation Series B TESOP Convertible Preferred Stock (the "Preferred Stock"). The Preferred Stock was purchased in July 1990 with funds obtained through a $100 million borrowing. Each share of Preferred Stock is convertible into 87.072 shares of RadioShack common stock and its minimum resale value is guaranteed by the Company to be $1,000 per share. This series of Preferred Stock has certain liquidation preferences and may be redeemed by the Company at specified premiums. The borrowing is discussed in Note 2.

       The unallocated shares of Preferred Stock and their related debt are held in the "Suspense" account. Funds are derived from Company contributions and dividends paid on the Preferred Stock. These funds are used to pay the debt which releases a pro rata portion of the Preferred Stock and the Preferred Stock released is allocated to the individual "Preferred Stock" accounts of the participants. The allocation to participants' accounts occurs on the last day of each plan year.

RADIOSHACK CORPORATION
TANDY FUND
NOTES TO FINANCIAL STATEMENTS, CONTINUED


1.     DESCRIPTION OF PLAN, CONTINUED:

       The "Preferred Stock" account represents the participants' interests in Preferred Stock that have been allocated to the participants' individual accounts from the "Suspense" account.

       There were 55,842.66 and 51,642.33 shares of Preferred Stock held in the individual "Preferred Stock" accounts of participants as of March 31, 2000 and 1999, respectively.

       The "Profit Sharing" account represents discretionary matching contributions made to the Plan by RadioShack Corporation and allocated to the participants' individual accounts.

       PARTICIPANT CONTRIBUTIONS

       Participants are allowed to defer (in increments of 1%) a minimum of 1% of gross salary and wages up to a maximum of 8%. Contributions per participant are limited to certain annual maximums as set forth by the Internal Revenue Code.

       Participants are provided with the option to direct their contributions in various investment options; each of which is described in more detail in Note 3. Participants may elect to contribute portions of their total contributions to the various investment options in increments of 5%.

       Participants are not subject to current federal income taxation on their deferred contributions to the Plan.

       COMPANY CONTRIBUTIONS

       Company contributions are made directly to the Tandy Fund through the ESOP portion of the Plan. The Company is obligated to make semi-annual contributions to the Plan to enable it to pay principal and interest on the indebtedness directly associated with the Preferred Stock. Cash dividends are paid on shares of Preferred Stock semi-annually on June 30 and December 31 at the rate of 7.5% per annum. Cash dividends paid on all shares of Preferred Stock and additional cash contributed by the Company to the Plan are used to make payments of principal and interest on the debt that was created to purchase the Preferred Stock. As the debt is reduced, a pro rata number of shares of Preferred Stock is released and allocated to participants' "Preferred Stock" accounts on the last day of each plan year. The allocation is based on the total number of shares to be allocated less shares allocated in lieu of cash dividends, multiplied by a fraction equal to the amount of a participants' deferred salary contribution to the Plan over the total deferred salary contributions of all participants in the Plan for the current Plan year.

       As a result of using dividends to pay down the principal on the debt, shares of Preferred Stock equal to the value of the dividend are released and allocated to participants' accounts. The amount of dividends allocated to a participant is an amount equal to the number of shares released multiplied by a fraction, the numerator of which is the number of a participant's shares owned on the allocation date, and the denominator of which is the total shares owned by all participants.

       RadioShack Corporation is eligible to make discretionary matching contributions to the participants' "Profit Sharing" account at any time. Discretionary "Profit Sharing" contributions of $35,150 and $29,212 were made to the Plan during the years ended March 31, 2000 or 1999, respectively.

RADIOSHACK CORPORATION
TANDY FUND
NOTES TO FINANCIAL STATEMENTS, CONTINUED


1.     DESCRIPTION OF PLAN, CONTINUED:

       PARTICIPANTS' ACCOUNTS

       Participants' ESOP accounts are valued as of the last day of each month. Participants' investments in common stock and in the various other investment options are valued daily. Each participant is mailed a quarterly statement showing their contributions, Company contributions, total contributions and the market value of their account. Each participant is also mailed the following:

         o a copy of the annual report of RadioShack Corporation,

         o any RadioShack Stock Plan/Plan prospectus incorporated by reference into the registration statements on Form S-8 (Nos. 33-51603, 333-27437 and 333-63659) or an appendix to the prospectus,

         o any material amendment made to any revised summary plan description booklet, which also constitutes the Plan's prospectus, and the summary annual report.

       VESTING

       A participant, who was an employee on September 30, 1990, is fully vested at all times in all shares allocated to his or her Stock account, along with earnings thereon and forfeitures of terminated participants' nonvested accounts. A participant who does not meet this requirement will become fully vested in the Company's contributions upon the earlier to occur of five years of service with the Company or three years of participation in the Plan. Participants are immediately vested in their deferred and voluntary contributions to the Plan plus actual earnings thereon.

       PAYMENT OF BENEFITS

       Participants who withdraw from the Plan may receive the vested portion of their accounts under one of four withdrawal methods, which are summarized below:

       (1)   Single sum payment in cash

       (2) Purchase of an annuity contract to provide regular monthly income over a designated period of time, of not less than two years nor more than fifteen years (or the participant's actual life expectancy, if shorter)

       (3) Equal monthly cash installments for a period of up to ten years (or the participant's actual life expectancy, if shorter)

       (4)   Part cash and part securities

       FORFEITED ACCOUNTS

       Forfeited nonvested accounts of terminated participants are allocated among the remaining participants' accounts. A total of $3,553,270 and $1,138,554 were allocated to participants' accounts as a result of forfeitures for the years ended March 31, 2000 and 1999, respectively.

       LOANS TO PARTICIPANTS

       A participant may borrow up to 50% of his or her vested account value in the Plan not to exceed the lesser of: 1) $50,000 or 2) an amount that can be fully repaid by payroll deduction payments that do not exceed 25% of the participant's regular gross wages. The minimum loan amount is $500; to be repaid through authorized payroll deductions. The term of a loan may not be less than six months (or multiples of six months) and not more than five years. The interest rate of the loan is fixed by

RADIOSHACK CORPORATION
TANDY FUND
NOTES TO FINANCIAL STATEMENTS, CONTINUED


1.     DESCRIPTION OF PLAN, CONTINUED:

       LOANS TO PARTICIPANTS, CONTINUED:

       the Administrative Committee and is based on the interest rate currently charged on commercial loans. The weighted average interest rate charged on participant loan balances was 9.63% and 9.27% for the years ended March 31, 2000 and 1999, respectively. Interest received on participant loans was $1,292,099 and $1,044,860 for the years ended March 31, 2000 and 1999, respectively. A portion, not to exceed 50%, of the participant's dollar value interest in the Plan, is pledged as collateral on outstanding participant loans.

       PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

       BASIS OF ACCOUNTING

       The Plan's financial statements are prepared under the accrual method of accounting.

       USE OF ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       INVESTMENT VALUATION AND INCOME RECOGNITION

       The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. RadioShack common stock is valued at its closing market price. RadioShack preferred stock is valued on a monthly basis by an independent, third-party appraiser. Participant loans are valued at cost, which approximates fair value.

       Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation of investments as reported in the statement of changes in net assets available for plan benefits is calculated based on a revalued cost method basis as required by ERISA.

       CONTRIBUTIONS

       Contributions from participants are accrued in the period in which they are deducted in accordance with salary deferral agreements, and as such, become obligations of the Company and assets of the Plan.

RADIOSHACK CORPORATION
TANDY FUND
NOTES TO FINANCIAL STATEMENTS, CONTINUED


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

       NOTES PAYABLE

       The "1990 Notes" were issued under an indenture dated June 30, 1990 in denominations of $1,000 limited to $100,000,000 aggregate principal amount that have a final maturity of June 30, 2000 and are guaranteed by the Company. The 1990 Notes bear interest at 9.34% per annum payable semi-annually on each December 30 and June 30 from December 30, 1990 through June 30, 2000.

       On December 15, 1994, the Plan entered into an agreement with an unrelated third party to refinance a portion of the 1990 Notes. Under this agreement, the Plan has borrowed $16,693,000 at interest rates ranging from 5.84% to 8.76%. These notes are also guaranteed by the Company and mature on dates ranging from December 30, 2000 to December 30, 2002. Maturities of the Notes are as follows:

       For the Plan's Fiscal Year:

        4/1/00 - 3/31/01                     $  9,543,000
        4/1/01 - 3/31/02                        7,826,000
        4/1/02 - 3/31/03                        3,804,000
        4/1/03 - 3/31/04                               --
                                             ------------

                                             $ 21,173,000
                                             ============

       The fair value of the Plan's total debt of $21,173,000 is approximately $21,453,000 at March 31, 2000.

       EXPENSES OF THE PLAN

       At March 31, 2000, the trustee was responsible for both the management and record keeping of the Plan's assets. Administrative expenses of the Plan are generally paid directly to the trustee by the Company and thus are not a component of the changes in net assets available for Plan benefits.

       CONCENTRATION OF PLAN ASSETS

       The Tandy Fund has approximately 81% and 78% of its total assets (including unallocated Preferred Stock) invested in securities of its sponsor, RadioShack Corporation, at March 31, 2000 and 1999, respectively.

       RECLASSIFICATION

       Certain March 31, 1999 balances have been reclassified to conform to current year presentation.

3.     INVESTMENTS:

       The following is a summary description of the various participant-directed investment options. Participants should refer to the brochures and prospectuses for each of the respective mutual funds and Company common stock for more complete information including risks associated with investment options.

RADIOSHACK CORPORATION
TANDY FUND
NOTES TO FINANCIAL STATEMENTS, CONTINUED


3.     INVESTMENTS, CONTINUED:

       RADIOSHACK CORPORATION COMMON STOCK

       Funds are invested in common stock of RadioShack Corporation.

       PUTNAM INCOME FUND

       Funds are invested in shares of a registered investment company that invests primarily in fixed-income securities such as debt securities, including both government and corporate obligations, preferred stocks, dividend-paying common stocks and may hold a portion of its assets in cash or money market instruments. This fund may also invest up to 20% of its assets in securities principally traded in foreign markets.

       PUTNAM VOYAGER FUND

       Funds are invested in shares of a registered investment company that invests primarily in common stocks of companies (a significant portion of which may be invested in securities of smaller and newer issuers). This fund may also purchase convertible bonds, convertible preferred stocks, warrants, preferred stocks, debt securities and may hold a portion of its assets in cash or money market instruments. This fund may also invest up to 20% of its assets in securities principally traded in foreign markets.

       PUTNAM ASSET ALLOCATION FUND: GROWTH PORTFOLIO

       Funds are invested in shares of a registered investment company that invests primarily in equity and fixed income securities with a strategic allocation which is more heavily weighted towards the equity class. The equity class portion of the fund may invest in equity instruments of larger companies as well as smaller and less well-known companies. The fixed income portion of the fund will typically include a portfolio of debt securities, including both U.S. and foreign government obligations and corporate obligations. This portion of the fund may also invest in money market instruments and lower-rated fixed income securities. This fund may also invest up to 40% of its assets in securities principally traded in foreign markets.

       PUTNAM ASSET ALLOCATION FUND: BALANCED PORTFOLIO

       Funds are invested in shares of a registered investment company that invests primarily in equity and fixed income securities with a strategic allocation which is slightly weighted towards the equity class. The equity class portion of the fund may invest in equity instruments of larger companies as well as smaller and less well-known companies. The fixed income portion of the fund will typically include a portfolio of debt securities, including both U.S. and foreign government obligations and corporate obligations. This portion of the fund may also invest in money market instruments and lower-rated fixed income securities. This fund may also invest up to 40% of its assets in securities principally traded in foreign markets.

       PUTNAM ASSET ALLOCATION FUND: CONSERVATIVE PORTFOLIO

       Funds are invested in shares of a registered investment company that invests primarily in equity and fixed income securities with a strategic allocation which is more heavily weighted towards the fixed income class. The equity class portion of the fund may invest in equity instruments of larger companies as well as smaller and less well-known companies. The fixed income portion of the fund will typically include a portfolio of debt securities, including both U.S. and foreign government obligations and corporate obligations. This portion of the fund may also invest in money market instruments and lower-rated fixed income securities. This fund may also invest up to 30% of its assets in securities principally traded in foreign markets.

RADIOSHACK CORPORATION
TANDY FUND
NOTES TO FINANCIAL STATEMENTS, CONTINUED


3.     INVESTMENTS, CONTINUED:

       PUTNAM INTERNATIONAL GROWTH FUND

       Funds are invested in shares of a registered investment company which invests mainly in medium and large-sized companies. This fund diversifies its investments among a number of different countries by investing at least 65% of its total assets in at least three countries other than the United States. This fund may also invest in companies located in less developed and developing countries and it may use derivatives both for hedging and non-hedging purposes. This fund may also purchase preferred stocks, convertible securities and fixed income investments.

       PUTNAM INVESTORS FUND

       Funds are invested in shares of a registered investment company that invests primarily in equity and fixed income securities of large growth companies. This may include the use of derivatives both for hedging and non-hedging purposes. This fund may also invest without limit in securities of foreign issuers.

       PUTNAM MONEY MARKET FUND

       Funds are invested in shares of a registered investment company that invests primarily in short-term, high-quality money market instruments such as bank certificates of deposit, bankers' acceptances, prime commercial paper, corporate obligations, municipal obligations, U.S. Government securities and repurchase agreements. This fund may also invest without limit in U.S. dollar denominated commercial paper of foreign issuers and in bank certificates of deposit and bankers' acceptances payable in U.S. dollars and issued by foreign banks or by foreign branches of U.S. banks.

       The following investments represent 5% or more of the Plan's net assets:

                                                           SHARES                     FAIR VALUE
                                                 ---------------------------   ---------------------------
                                                    2000           1999           2000           1999
                                                 ------------   ------------   ------------   ------------
          RadioShack Common Stock
              Participant-Directed                  3,822,577      1,908,278   $193,995,773   $121,771,978
              Company-Directed *                    1,393,065        745,842     70,698,072     47,594,072

          Series B TESOP Convertible
          Preferred Stock - Allocated *                55,843         51,642    248,820,959    145,379,609

          Series B TESOP Convertible
          Preferred Stock - Unallocated *              16,314         24,558     72,693,008     69,134,704

          Putnam Voyager Fund                       2,006,557      1,958,461     68,523,913     45,455,885

         * Company-directed investments

       During fiscal 2000, the Plan's investments (including gains and losses on investment bought and sold, as well as held during the year) appreciated in value by $247,817,109 as follows:


Employer securities:
          Common stock                    $  98,827,992
          Preferred stock                   124,253,736

Other securities:
          Mutual funds                       24,722,834
          Common stocks                          12,547
                                          -------------

                                          $ 247,817,109
                                          =============

RADIOSHACK CORPORATION
TANDY FUND
NOTES TO FINANCIAL STATEMENTS, CONTINUED


4.     TAX STATUS OF THE PLAN:

       The Plan has received a determination letter from the Internal Revenue Service dated April 28, 1998. The Plan has subsequently been amended and management will request a similar determination letter from the Internal Revenue Service for the Plan. Management believes that the Plan is qualified under Section 401(a) of the Internal Revenue Code and applicable sections of ERISA and, therefore, the trust is exempt from taxation under Section 501(a). Accordingly, employee contributions, employer contributions, and earnings of the Plan are not taxable to participants until distributed.

       During fiscal 2000 the Plan discovered that Putnam failed to follow certain administrative provisions of the Plan which resulted in technical violations under Section 404(a)(1)(D) of ERISA. These technical violations did not arise out of the violation of any of the basic requirements of ERISA, or the Internal Revenue Code of 1986 as amended (the "Code"), but arose out of the failure to follow voluntary optional Plan provisions that are not required by ERISA or the Code. These voluntary optional Plan provisions are: (i) aggregate loan repayment amounts cannot exceed 25% of a participant's bi-weekly salary; (ii) no more than two loans may be originated in a 12 month period and; (iii) participants may not make salary deferrals to the Plan within 12 months after an in-service withdrawal.

       In order to rectify these incorrect loans, the Plan will be retroactively amended to eliminate the loan limitation provisions during the applicable period. The Plan will then apply to the Internal Revenue Service under their "Walk-In-Closing" Agreement Program ("Walk-In Cap Program") for approval of the recommended amendments. With respect to in-service withdrawals and Plan salary deferrals within 12 months thereof, the Plan will unwind these transactions and the Plan and its participants (who did not make these erroneous deferrals) will be restored to where they would have been had these erroneous deferrals never taken place. Also, the Plan will distribute the erroneous deferrals to the affected participants and issue them Forms 1099-R. At March 31, 2000 the Plan has accrued $174,921 with respect to these deferrals. The Plan will also apply to the Internal Revenue Service under their Walk-In Cap Program for approval of these remedial actions. All costs in connection with these remedial actions will be borne by Putnam, not the Plan nor its participants.

5.     RELATED PARTY TRANSACTIONS:

       Certain Plan investments are shares of mutual funds managed by Putnam Investments. Putnam Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

       The Company redeemed $17,278,412 and $7,392,990 of Preferred Stock from the Plan during 2000 and 1999, respectively.

6.     ADMINISTRATION OF PLAN ASSETS:

       The Plan is administered by an Administrative Committee comprising up to three persons appointed by the Company's Board of Directors. Certain administrative functions are performed by employees of the Company with no compensation from the Plan. Administrative expenses and Trustee fees are paid directly by the Company.

RADIOSHACK CORPORATION
TANDY FUND
NOTES TO FINANCIAL STATEMENTS, CONTINUED


7.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

       The following is a reconciliation of net assets available for Plan benefits per the financial statements to the IRS Form 5500:

                                                                                            March 31,
                                                                                              2000
                                                                                          -------------
            Net assets available for Plan benefits per the financial statements           $ 705,860,395
            Less:  Benefit obligations currently payable                                     (1,235,923)
                                                                                          -------------

            Net assets available for Plan benefits per the Form 5500                      $ 704,624,472
                                                                                          =============

       The following is a reconciliation of benefits paid to participants per the financial statements to the IRS Form 5500:

                                                                                            Year Ended
                                                                                          March 31, 2000
                                                                                          --------------
            Benefits paid to participants per the financial statements                    $   48,863,364
            Add:  Benefit obligations payable at March 31, 2000                                1,235,923
            Less: Benefit obligations payable at March 31, 1999                               (1,285,533)
                                                                                          --------------

            Benefits paid to participants per the Form 5500                               $   48,813,754
                                                                                          ==============

       Amounts currently payable to or for participants, dependents, and beneficiaries are recorded on the IRS Form 5500 for benefit claims that have been processed and approved for payment prior to March 31, 2000, but not yet paid as of that date.

                                                                      SCHEDULE 1
RADIOSHACK CORPORATION
TANDY FUND
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
March 31, 2000


 IDENTITY OF ISSUE, BORROWER,   DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,       SHARES
  LESSOR OR SIMILAR PARTY       RATE OF INTEREST, COLLATERAL, PAR OR MATURITY DATE     OUTSTANDING         COST      CURRENT VALUE
----------------------------    --------------------------------------------------    -------------   ------------   -------------
RadioShack Corporation *        Common stock
                                  Participant-directed                                 3,822,576.83            n/a   $ 193,995,773
                                  Company-directed                                     1,393,065.43   $ 13,641,793      70,698,072

RadioShack Corporation *        Preferred Stock
                                  Allocated                                               55,842.66     55,842,663     248,820,959
                                  Unallocated                                             16,314.43     16,314,430      72,693,008

Tandycrafts, Inc.               Common stock                                               2,384.00            953           6,854

InterTAN, Inc.                  Common stock                                               1,504.50          7,216          20,687

Putnam Investments *            Income Fund                                              867,448.52            n/a       5,508,298

Putnam Investments *            Voyager Fund                                           2,006,556.75            n/a      68,523,913

Putnam Investments *            Asset Allocation-Growth Portfolio                      1,047,744.55            n/a      15,988,582

Putnam Investments *            Asset Allocation-Balanced Portfolio                    1,370,265.36            n/a      18,114,908

Putnam Investments *            Asset Allocation-Conservative Portfolio                  397,207.48            n/a       4,182,595

Putnam Investments *            International Growth Fund                                 58,318.47            n/a       1,838,781

Putnam Investments *            Investors Fund                                           120,523.80            n/a       2,385,166

Putnam Investments *            Money Market Fund                                                              n/a       7,109,062

Various participants *          Participant loans receivable - terms of 6 months -
                                5 years, interest rates of 7.00% - 10.00%                                       --      14,548,477
                                                                                                                     -------------
                                                                                                                     $ 724,435,135
                                                                                                                     =============


* - Party in interest

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       Tandy Fund


                                       By:  /s/ J. H. BRADLEY
                                            ------------------------------------
                                            J. H. Bradley
                                            Administrative Committee Member


                                       By:  /s/ D. JOHNSON
                                            ------------------------------------
                                            D. Johnson
                                            Administrative Committee Member


                                       By:  /s/ FRANCESCA SPINELLI
                                            ------------------------------------
                                            Francesca Spinelli
                                            Administrative Committee Member

Date:  September 26, 2000

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                             DESCRIPTION
 -------                            -----------
   23                    Consent of Independent Accountants